Points International Ltd. Reports First Quarter 2016 Financial Results

First Quarter Revenue of $73.6 million, increases 10% year-over-year

Toronto, Canada, May 4, 2016 – Points (TSX: PTS; NASDAQ: PCOM), the global leader in loyalty currency management, today announced results for the first quarter ended March 31, 2016.

“2016 has started with solid first quarter performance,” said Points’ CEO, Rob MacLean. “With our ongoing investment in the Loyalty Commerce Platform, not only does our core business continue to show strong growth, but we also continue to generate additional momentum with our Points Loyalty Wallet and Points Travel solutions. By continuing to innovate, our loyalty commerce network becomes increasingly appealing to loyalty program operators, third party developers and their millions of customers, strengthening our position in the market. For example, we recently launched Buy and Gift services for Hong Kong-based Shangri-La Hotels & Resorts’ Golden Circle program. Late last year we launched our first Points Travel service with Lufthansa’s Miles & More program, followed it early in the first quarter with the La Quinta Rewards program, and just last week we announced Air France-KLM’s Flying Blue program to our growing list of partner wins. Our solid execution, continued momentum and robust pipelines give us confidence that we are on track to deliver against our 2016 guidance.”

First Quarter 2016 Financial Results
(Unless otherwise stated, all comparisons for the first quarter of 2016 are on a year-over-year basis)

•

Revenue increased 10% to $73.6 million from $67.1 million. Principal revenues totalled $70.7 million, which represents 13% growth, as compared to $62.6 million. The principal revenues increase was primarily driven by solid organic revenue growth, fuelled by increasingly effective consumer marketing initiatives. Reduction of other partner revenue to $2.8 million, from $4.5 million, was due to the absence of the US Airways Buy, Gift and Transfer services that were wound-down at the end of Q1 2015.

•

Gross profit was $10.2 million, or 14% of total revenue, compared to $11.3 million, or 17% of total revenue in the first quarter of 2015. The decrease in gross profit is due to an increased proportion of lower margin principal revenue in the quarter as well as a decrease in other partner revenue, due to the wind-down of the US Airways Buy, Gift and Transfer programs.

•	Total ongoing operating expenses, which consist of employment expenses, marketing, technology, and other operating expenses, were $7.9 million compared to $7.7 million.

•

Adjusted EBITDA was $3.0 million, before share-based compensation expenses, compared to $4.1 million before share-based compensation expenses in 2015. This expected decrease is primarily due to the wind-down of the US Airways Buy, Gift and Transfer programs.

•	Net income totalled $0.9 million, or $0.06 per diluted share, compared to a net income of $1.7 million, or $0.11 per diluted share.

•

As of March 31, 2016, total funds available, comprised of cash and cash equivalents together with restricted cash and amounts with payment processors, was $52.8 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, was $8.3 million.

First Quarter 2016 Business Metrics

	Q1/16	Q1/15	Q1/16 vs. Q1/15	Q4/15	Q1/16 vs. Q4/15
Total All Channels
Points/Miles Transacted (in 000s)	5,664,856	5,798,911	-2%	5,879,013	-4%
No. of Points/Miles Transactions	638,569	604,520	6%	581,861	10%

Recent Business Highlights

•	Points Travel, the first private label travel e-commerce service designed specifically for the loyalty industry, saw significant momentum, launching with its second and third partners:

	o	La Quinta Returns, allowing members to redeem their loyalty points for hotel stays globally.

	o	Flying Blue, Air France-KLM’s frequent flyer program used by SkyTeam airline partners, allowing members to both earn and redeem their loyalty reward miles across the globe.

•	Continued growth in core business with the launch of the Buy and Gift service for luxury hospitality brand Shangri-La Hotels and Resorts and its Golden Circle loyalty program.

•	Increased use of the Loyalty Commerce Platform by third party developers to deliver unique functionality to Points’ network of Loyalty Program Partners:

	o	Launched earn malls for Avios and British Airways Executive Club members, in collaboration with Collinson Latitude

	o	Launched an upgraded Delta SkyMiles Experiences auction website in collaboration with Commerce Dynamics, one of North America's leading digital marketing companies

	o	Launched Citi’s points exchange program, allowing members to seamlessly transfer ThankYou Points in real time, currently to 19 direct travel loyalty program partners

•	Received company recognition:

	o	Named to the Branham300 list of Canada’s top information and communications technology companies, for the fifth consecutive year.

	o	Points Loyalty Wallet was awarded a 2016 Contactless & Mobile Award in the mobile wallet category.

	o	Ranked as one of Canada’s Best Places to Work in 2016 (#17) by the Great Places to Work Institute, for the second year in a row.

	o	Named as one of Canada’s Top Small & Medium Employers in 2016 by Canada's Top 100 Employers program.

Share Buyback

In the first quarter, the Company repurchased approximately 33,800 shares of its common stock for a total of $0.3 million at an average price of $7.96 per share.

Outlook

The Company is maintaining financial guidance for the year ending December 31, 2016, as follows:

•	Revenue is expected to grow 10% to 20% over 2015.

•	Adjusted EBITDA is expected to grow a minimum of 10% over 2015.

As previously announced, beginning in 2016, the Company updated its calculation of Adjusted EBITDA to adjust for the impact of share-based compensation, to be more in-line with peer and industry standards. Figures for prior periods have been adjusted to reflect this in comparisons.

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (855) 327-6837 ten minutes prior to the start time. International callers should dial (631) 891-4304.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, May 18, 2016, by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode 10001083.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (NASDAQ:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. Points continues to leverage the technology and expertise gained from the PointsHound acquisition to develop and expand Points Travel, the first private label eCommerce platform designed specifically for the loyalty industry.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 8th largest Canadian software company and the 27th largest Canadian technology company by the 2016 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, potential for growth in revenue and gross margin and our guidance for 2016 with respect to revenue growth and Adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Use of non-GAAP measures

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Director’s in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Contact:
Points Investor Relations
ICR
Garo Toomajanian
ir@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit Information[1]

	For the three months ended
Expressed in thousands of United States dollars

	March 31, 2016	December 31, 2015	March 31, 2015

Total Revenue	$73,560	$80,228	$67,117
Direct cost of principal revenue	63,365	70,264	55,816
Gross Profit	$10,195	$9,964	$11,301
Gross Margin	14%	12%	17%

Reconciliation of Net Income to Adjusted EBITDA2

	For the three months ended
Expressed in thousands of United States dollars

	March 31, 2016	December 31, 2015	March 31, 2015

Net income	$893	$961	$1,715
Income tax expense	396	451	851
Depreciation and amortization	930	895	877
Foreign exchange loss (gain)	80	(117)	136
Share-based compensation	668	6	501
Adjusted EBITDA	$2,967	$2,196	$4,080

_______________________________________
1 Gross Profit is defined as total revenues less the direct cost of principal revenues. Gross Profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, Gross Profit is not a recognized measure of profitability under IFRS.

2 Adjusted EBITDA (Earnings before taxes, depreciation and amortization, share-based compensation and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Positions

Expressed in thousands of United States dollars
(Unaudited)

As at	March 31,	December 31,
	2016	2015

ASSETS
Current assets
Cash and cash equivalents	$45,703	$51,364
Restricted cash	1,000	1,000
Funds receivable from payment processors	6,109	6,588
Accounts receivable	2,991	2,988
Prepaid expenses and other assets	2,635	1,256
Total current assets	$58,438	$63,196

Non-current assets
Property and equipment	1,346	1,466
Intangible assets	18,604	18,616
Goodwill	7,130	7,130
Deferred tax assets	1,741	1,755
Long-term investment	5,000	5,000
Other assets	2,735	2,765
Total non-current assets	$36,556	$36,732
Total assets	$94,994	$99,928

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$4,318	$5,808
Payable to loyalty program partners	44,514	49,526
Current portion of other liabilities	876	1,852
Total current liabilities	$49,708	$57,186

Non-current liabilities
Deferred tax liabilities	724	425
Other liabilities	247	122
Total non-current liabilities	$971	$547

Total liabilities	$50,679	$57,733

SHAREHOLDERS’ EQUITY
Share capital	59,457	59,293
Contributed surplus	10,093	9,859
Accumulated other comprehensive income (loss)	205	(624)
Accumulated deficit	(25,440)	(26,333)
Total shareholders’ equity	$44,315	$42,195
Total liabilities and shareholders’ equity	$94,994	$99,928

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	2016	2015

REVENUE
Principal	$70,741	$62,625
Other partner revenue	2,773	4,476
Interest	46	16
Total Revenue	$73,560	$67,117

EXPENSES
Direct cost of principal revenue	63,365	55,816
Employment costs	5,903	5,924
Marketing and communications	326	275
Technology services	374	270
Depreciation and amortization	930	877
Foreign exchange loss	80	136
Operating expenses	1,293	1,253
Total Expenses	$72,271	$64,551

OPERATING INCOME BEFORE INCOME TAXES	$1,289	$2,566

Income tax expense	396	851
NET INCOME	$893	$1,715

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges	820	(762)
Income tax effect	(217)	202
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	308	332
Income tax effect	(82)	(88)
Other comprehensive income (loss) for the period, net of income tax	$829	$(316)

TOTAL COMPREHENSIVE INCOME	$1,722	$1,399

EARNINGS PER SHARE
Basic earnings per share	$0.06	$0.11
Diluted earnings per share	$0.06	$0.11

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Expressed in thousands of United States dollars except number of shares
(Unaudited)

			Attributable to equity holders of the Company
				Accumulated other
			Contributed	comprehensive	Accumulated	Total shareholders’
	Share Capital		Surplus	income (loss)	deficit	equity
	Number of Shares	Amount

Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net lncome	-	-	-	-	893	893
Other comprehensive income, net of tax	-	-	-	829	-	829
Total comprehensive income	-	-	-	829	893	1,722
Effect of share option compensation plan	-	-	204	-	-	204
Effect of RSU compensation plan	-	-	464	-	-	464
Share issuances – RSUs	-	296	(296)	-	-	-
Shares repurchased	(33,800)	(132)	(138)	-	-	(270)
Balance at March 31, 2016	15,272,602	$59,457	$10,093	$205	$(25,440)	$44,315

Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net lncome	-	-	-	-	1,715	1,715
Other comprehensive income, net of tax	-	-	-	(316)	-	(316)
Total comprehensive income	-	-	-	(316)	1,715	1,399
Effect of share option compensation plan	-	-	228	-	-	228
Effect of RSU and PSU compensation plan	-	-	273	-	-	273
Share issuances – share options	86,507	514	(283)	-	-	231
Share issuances - RSUs	-	190	(190)	-	-	-
Shares repurchased	(89,297)	(351)	(517)	-	-	(868)
Balance at March 31, 2015	15,646,295	$61,437	$11,496	$(670)	$(29,783)	$42,480

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	2016	2015

Cash flows from operating activities
Net income for the period	$893	$1,715
Adjustments for:
Depreciation of property and equipment	236	269
Amortization of intangible assets	694	608
Unrealized foreign exchange loss (gain)	224	(996)
Equity-settled share-based payment transactions	668	501
Deferred income tax expense (recovery)	13	817
Unrealized net gain (loss) on derivative contracts designated as cash flow hedges	1,128	(430)
Changes in non-cash balances related to operations	(8,226)	7,951
Net cash provided by (used in) operating activities	$(4,370)	$10,435

Cash flows from investing activities
Acquisition of property and equipment	(116)	(116)
Additions to intangible assets	(682)	(464)
Changes in restricted cash	-	(750)
Net cash used in investing activities	$(798)	$(1,330)

Cash flows from financing activities
Proceeds from exercise of share options	-	231
Shares repurchased	(270)	(1,099)
Net cash used in financing activities	$(270)	$(868)

Net increase (decrease) in cash and cash equivalents	$(5,438)	$8,237
Cash and cash equivalents at beginning of the period	$51,364	$36,868
Effect of exchange rate fluctuations on cash held	(223)	1,023
Cash and cash equivalents at end of the period	$45,703	$46,128

Interest Received	$37	$16

Taxes Paid	$(266)	$(176)

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.